EMAGIN CORPORATION

TEMPORARY EXTENSION OF AMENDED AND RESTATED EMPLOYMENT AGREEMENT

Extension of Termination Date to the Amendment No. 2 to the Employment Agreement made and entered January 30, 2008 between Susan Jones and eMagin Corporation (the "Employment Agreement") made and entered into this 30th day of January 2010, between eMagin Corporation, a Delaware Company (the "Company") and Susan Jones, an individual residing in Newcastle, WA 98059 (the "Executive").

WITNESSETH:

Reference is made to Amendment No. 2 to the Employment Agreement made and entered January 30, 2008 between Susan Jones ("Executive") and eMagin Corporation (the "Employment Agreement"). The Employment Agreement and Amendments No. 1 and No. 2 to the Employment Agreement are collectively referred to herein as the "Employment Agreement." Reference is also made to the letter from the Company to Susan Jones, dated November 30, 2009, pertaining to the termination of the current Employment Agreement (the "Termination Letter") and the Company's potential interests in entering into a new employment agreement with Executive. Any terms used herein but not defined shall have the meaning given to them in Amendment No. 2 to the Employment Agreement.

The purpose of the Temporary Extension is to extend the termination date of the Employment Agreement subject to the terms of this Agreement while maintaining all terms, rights, and privileges that exist under the Employment Agreement except as expressly stated herein. NOW, THEREFORE, to accomplish these objectives and to allocate additional time for the Company and Executive to contemplate a new Employment Agreement with mutually agreeable terms, the Company and Executive hereby agree to the following:

1. Notwithstanding anything to the contrary in the Employment Agreement or the Termination Letter, the Term of the Employment Agreement is hereby extended and shall end on the sooner to occur of April 30, 2010, the date on which a new Employment Agreement is executed or when negotiation of a new Employment Agreement has ceased (collectively the "Extension Period").

2. During the Extension Period, Executive agrees to continue to perform her duties as Executive Vice President, Chief Business Officer, and Secretary, incorporating all positions as defined in Executive's current Employment Agreement, unless otherwise mutually agreed to during the Extension Period.

3. During the Extension Period, Executive agrees to not bring any lawsuit or claim of breach of the Employment Agreement and to not bring any actions, suits or claims against the Company under the Employment Agreement during the Extension Period except as stated herein.

4. Except as otherwise stated, all provisions of the current Employment Agreement remain unchanged.

AGREED AND ACCEPTED

EMAGIN CORPORATION

By: [signature] Date: 3/3/10 10:15AM EST

[signature] Date: 3/3/10

Susan Jones

It is understood that the parties will not litigate any controversy while they negotiate, but it does not waive any of executive's rights under the Employment Agreement. SJ